Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer, Jason Niethamer, David Gessert and J. Nolan McWilliams Division of Corporation Finance Office of Crypto Assets

Re:	Resolute Holdings Management, Inc. Registration Statement on Form 10-12B Filed December 30, 2024 File No. 001-42458

Dear Sirs:

On behalf of Resolute Holdings Management, Inc., a Delaware corporation (the “Company” or “Resolute Holdings”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2024.

Amendment No. 1 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 21, 2025 (the “Comment Letter”), and the inclusion of certain other information. The discussion below is presented in the order of the numbered comments in the Comment Letter. Capitalized terms that are not defined herein have the meanings given to them in the information statement filed as Exhibit 99.1 to Amendment No. 1 (the “Information Statement”).

Securities and Exchange Commission
Division of Corporation Finance

January 24, 2025

The Company respectfully submits the following as its responses to the Staff:

Form 10-12B

Exhibit 99.1 - Preliminary Information Statement

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2. Autonomous Entity Adjustments, page 52

1.	We note that the amounts presented in your pro forma statements of operations for the Management Fee in adjustment (h) are based on the amounts that will be billed in each respective period. Please tell us your consideration for including pro forma adjustments for the Management Fee that ultimately will be paid based on results each period. In this regard, since your Management Fee is based on a trailing twelve month calculation, for example, the $860,000 fee associated with the third quarter of 2024 (i.e., $34.4 million Management Agreement Adjusted EBITDA times 2.5%) will be included in the payment associated with each quarter through the second quarter of 2025. In other words, explain to us why at September 30, 2024 there is no accrued Management Fee for the sum of 7.5% of the Adjusted EBITDA for the third quarter of 2024 plus 5% of the Adjusted EBITDA for the second quarter of 2024 plus $2.5% of the Adjusted EBITDA for the first quarter of 2024.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that per Section 3220.2 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), pro forma adjustments for the balance sheet “should be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing.” September 30, 2024 is the date of the latest balance sheet included in the filing, and accordingly is the date on which the Pro Forma Transactions are assumed to have been completed for purposes of the pro forma financial information. Had the Pro Forma Transactions been consummated on September 30, 2024, the CompoSecure Management Agreement would have been signed on that date and no fees would have been accrued at that time. For completeness, Section 3230 of the Financial Reporting Manual provides guidance for adjustments to the pro forma income statement. In particular, Section 3230.3 indicates that pro forma adjustments to the income statement “should be computed assuming the transaction occurred at the beginning of the fiscal year presented and carried forward through any interim period presented.” Applying this assumption, the CompoSecure Management Agreement would have been effective during the twelve months ended December 31, 2023 and the nine months ended September 30, 2024, and accordingly, the related expense has been included in the pro forma income statements for these periods.

Section 3 of the CompoSecure Management Agreement defines the services to be performed by the Company thereunder, and Section 7 of the CompoSecure Management Agreement provides for the payment by CompoSecure Holdings, L.L.C. ("CompoSecure Holdings") of quarterly Management Fees. Section 7 of the CompoSecure Management Agreement also states that “the Manager will not receive any Quarterly Management Fees prior to the Effective Date,” and accordingly, the Company will not receive any Management Fees prior to the effectiveness of the CompoSecure Management Agreement at the time of the completion of the Spin-Off. Pursuant to the CompoSecure Management Agreement, Management Fees are prorated for any partial periods.

In addition to considering the appropriate presentation of the pro forma information in the Information Statement, the Company and CompoSecure Holdings have considered how the Management Fees will be treated in the financial statements of the Company and CompoSecure Holdings, respectively, on an ongoing basis. Under ASC 606, the Company has performance obligations to perform the services defined in Section 3 of the CompoSecure Management Agreement. The completion of those obligations will result in the payment of the Management Fees contemplated by Section 7 of the Management Agreement. The Company believes that the performance obligation will be fulfilled as management services are performed during each quarter. There is symmetry between the timing of revenue recognition at Resolute Holdings and the expense incurrence at CompoSecure Holdings. Accordingly, on an ongoing basis, the Company and CompoSecure Holdings intend to recognize revenue and expense at the same time as services under the CompoSecure Management Agreement are performed or received.

General

2.	We note that you list many "forms of" exhibits. To the extent the executed version of an exhibit is available prior to effectiveness of the Form 10, please file the final version of that exhibit.

The Company respectfully acknowledges the Staff’s comment and will file executed copies of agreements where applicable. The Company does not currently expect that any of the “forms of” listed as exhibits to the Registration Statement will be executed prior to effectiveness. The Company expects that the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company will each become effective, in the forms currently filed as Exhibits 3.1 and 3.2, respectively, to the Registration Statement, following effectiveness of the Registration Statement and on or before the Distribution Date.

* * *

Securities and Exchange Commission
Division of Corporation Finance

January 24, 2025

If you have any questions regarding the Registration Statement, Amendment No.1 and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3025 or jkennedy@paulweiss.com or Steven J. Feder, General Counsel of CompoSecure, Inc. at (610) 357-1574 or sfeder@composecure.com.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Jon C. Wilk
Timothy W. Fitzsimmons
CompoSecure, Inc.